UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 14F-1
______________

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

MONKEY ROCK GROUP, INC.
(Exact name of registrant as specified in its corporate charter)

DELAWARE	001-15165	98-0208402
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

PO Box 1030
Sturgis, SD 57785
(Address of principal executive offices)

(877) 523-4070
(Issuer’s Telephone Number)

MONKEY ROCK GROUP, INC.
______________________________________________

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1
PROMULGATED THEREUNDER

June 23, 2011

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

_______________________________________________

NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about June 23, 2011 to holders of record on June 20, 2011 of shares of common stock, par value $0.000l per share (“Common Stock”), Monkey Rock Group, Inc., a Delaware corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with a change in a majority of the Board of Directors of the Company (the “Board”) pursuant to the terms of the sale of shares of the Company’s common stock described below. The appointment will become effective upon the closing of the transactions described below, but not sooner than July 6, 2011, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the sale (the “Sale”) of 50,000,000 shares or authorized and unissued shares of common stock of the Company, representing 75.26% of the total outstanding shares of the Company’s common stock immediately after the sale, for a purchase price of $149,674.76* to be paid at the closing thereof by the cash payment of certain Existing Expenses (defined below) and assumption of all the Existing Liabilities to Nissi Group Incorporated, a Hawaiian corporation (“Nissi”), resulting in a change of control of the Company.

As of June 20, 2011, the Company had 16,432,582 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of certain transactions that will be consummated at a closing on or after July 6, 2011 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and directors of the Company before and after the Closing Date of the Transactions.

THE SHARE EXCHANGES

On June 23, 2011, a Share Purchase Agreement (the “Share Purchase Agreement”) was entered into by the Company, NISSI, and John Dent and Matthew Dent, pursuant to which the Company agreed to issue Fifty Million (50,000,000) shares of authorized and previously unissued shares of Common Stock (the “Shares”) to NISSI for a purchase price of $149,674.76* to be paid at the closing thereof by the cash payment of certain Existing Expenses (defined below) and assumption of all the Existing Liabilities.  (*This price may adjust based upon the final bill of Elliot Berman & Associates).

Nissi has One Million Preferred authorized and outstanding and 1000 shares of common authorized and outstanding.  Nissi shareholders have agreed to (a)  transfer all 100% of the Preferred Shares in exchange for Fifty Million (50,000,000) newly issued shares of Monkey and (b) transfer all 100% of the Common shares in exchange for Forty Million (40,000,000) newly issued shares of Monkey common stock.
NISSI has advised the Company that the source of the initial payment is general corporate funds, and that the source of the future payments is expected to be general corporate funds.

Prior to the closing of the Sale, Monkey shall ensure that all of the assets and liabilities outlined on the attached Exhibit A related to the South Dakota operations of Money Rock USA, LLC (“Monkey Sub”) at the closing of the Share Purchase shall be transferred to Monkey Sub (the “Monkey Asset Transfer”), which shall indemnify Monkey against all liabilities existing on the Closing Date or arising at any time from the business of Monkey Sub.   The LLC shall be spun out to John and Matthew Dent in exchange for their assumption of all of the Monkey Sub liabilities.

As a result of the Sale, NISSI shareholders will become the majority owners of the outstanding shares of the Company.

At the closing for the Sale, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing directors and executive officers will resign, and Dexter F.K. Aspacio will be appointed as a director of the Company.  The new Board of Directors will appoint new officers of the Company.  NISSI anticipates that Aspacio will be appointed Chairman, President and CEO of the Company at that time.

 VOTING SECURITIES

As of the date of this Information Statement, there were 16,432,582 shares of the Company’s Common Stock outstanding.  Immediately after the Closing, there will be 106,432,582 shares of the Company’s Common Stock outstanding and 5,000,000 shares of Series A Preferred Stock outstanding. The Company currently has no preferred stock outstanding. The 5,000,000 newly issued shares of Monkey Series A Preferred Stock to be issued to Dexter Aspacio as part of his compensation package as the Company’s new CEO and President, shall have a number of votes equal to 1000 votes per 1 share of Preferred held and are authorized to vote as common shareholders on any matter before the stockholders. They are also convertible after six (6) months on a 10 to 1 ratio.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Current Ownership

The following table sets forth certain information regarding beneficial ownership of Common Stock as of June 20, 2011 (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown, except as noted.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class

John Dent	10,020,250	60.98%
Matthew Dent	2,919,750	17.77%
Peter Smith (1)	1,950,000	11.87%
Officers & Directors as a Group (2 persons)	12,940,000	76.75%

 (1)  Mr. Peter Smith is the President of Global Equity Partners PLC and maintains sole discretion as to the voting and investing decisions of Global Equity Partners which owns 1,500,000 shares and also is the sole director of Angel Marketing which owns an additional 450,000 shares of common stock.

Ownership After Sale

The following table sets forth certain information regarding beneficial ownership of Common Stock immediately after the effectiveness of the Sale (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group based on a proposed outstanding common stock of 106,432,582 shares. Each person has sole voting and investment power with respect to the shares shown, except as noted.

Name of Proposed Beneficial Owner	Amount of Beneficial Ownership	Percentage of Class
Dexter F.K. Aspacio 291 S. Main Street, Suite J Yuma, AZ 85364	32,000,000 common 5,000,000 Preferred	30.06% 100%
John Dent (1)	10,020,250	9.41%
James O. & Christina J. Scott 842 Wavercrest Pl. Victoria, BC Canada V8Y257	25,490,000 common	23.95%
All directors and executive officers as a group (1 persons)*	32,000,000 common 5,000,000 Preferred	30.06% 100%

(1)  The business address is 36826 Wolf Court, Eustis, Fl 32736
(3)  Represents actual ownership of the common stock.  Based on Preferred shares voting rights, Mr. Aspacio holds a majority of the common stock voting rights.

DIRECTORS AND OFFICERS

Current Directors And Officers

Executive Officers and Directors

As of June 20, 2011, the directors and executive officers of the Company were as follows:

Name	Age	Position

John Dent	59	Chief Executive Officer, Director

Matt Dent	37	Director

Following is a brief summary of the background and experience of each director and executive officers of Monkey Rock Group, Inc.:

John Dent, age 59, Chief Executive Officer, Director

Mr. Dent is Monkey Rock Group’s Founder, financier and current CEO since the Company’s inception in 2009.  He is a proven and recognizable international entrepreneur who, prior to launching the Monkey Rock USATM brand, has successfully started  and grown several profitable companies over a 30 year career spanning a variety of different industries including real estate development and construction, healthcare, motorcycle sales and dismantling, motorcycle racing, and freight transport.  Since 2004, Mr. Dent has been an active investor in the Jumeriah Private Island in Phuket, and is also the owner of The Mansions, a real estate development in Costa Rica.  From 1994 to 2004, he started and operated Truecare Group, a specialist residential healthcare, for people with learning disabilities and mental health issues. In 2004, he oversaw the sale of the company to a venture capitalist group. From 1984 to1999, Mr. Dent was the proprietor of real estate construction companies, and acquired a large real estate portfolio.

Matt Dent, age 37, Director

Matt Dent joined the Monkey Rock Group’s management team in 2010 and has a served as a director since that time.  From 2006 until 2010, Mr. Dent has worked with his father, John Dent, on various real estate projects, including the Jumeriah Private Island in Phuket and The Mansions in Costa Rica. From 2006 until 2008, Mr. Dent operated several Verano S.L. Mens designer clothes shops in Spain.  From 2004 until 2006, Mr. Dent operated Hasbrouck Property Developers, a real estate refurbishment company in the United Kingdom. From 1994 to 2004, Mr. Dent was operations director at Truecare Group, a specialist healthcare business, where he was responsible for overseeing the refurbishment of new homes for the business and all contractual matters for the residents.

Audit Committee Financial Expert

Our Board currently acts as our audit committee. We currently do not have a member who qualifies as an “audit committee financial expert,” as defined in Item 401(e) of Regulation S-K and is “independent,” as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Our Board is in the process of searching for a suitable candidate for this position.

Audit Committee

We have not yet appointed an audit committee. At the present time, we believe that the members of the Board are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

Employment Agreements

We do not have employment agreement with any of our executive officers and directors.

Family Relationships

John Dent, our Chief Executive Officer and Director, is the father of Matt Dent, a member of our Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” none of our directors, director nominees or executive officers has been involved in any transactions with our Company or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission.

New Directors

The following table sets forth the names, expected positions and ages of the proposed new directors of the Company after the Closing of the Sale.

Name	Age	Expected Position with the Company
Dexter F.K. Aspacio	36	Chairman, Chief Executive Officer, and President

Dexter F. K. Aspacio, age 36 CEO, President & Director

Mr. Aspacio is the founder of Nissi Group, Inc., a Hawaiian corporation and the parent company of Nissi Mining Co. Mr. Aspacio is an entrepreneur and has achieved success in various fields, such as business development and investments.  He launched the Nissi Mining Cop as a wholly owned subsidiary of Nissi Group to own and operate the Los Flores Mine.  He was instrumental in proving the inground values of the Los Flores Mine.  He has completed formal education and received a Part 48 certificate of completion for miners training by the ASMI office and in conjunction with MSHA, he completed and met all requirements for the following:  Hazard Recognition, Statutory Rights of Miners, Self  Rescue and Respiratory Devices, Transport and Communications Systems, Ground Control and Ventilation, Mandatory Health and Safety Standards,  Authority and Responsibility of Supervisors & Miners Representatives, Health, Electrical Hazards, First Aid/BBP and CPR, Explosives, and Prevention of Accident.

Each director serves until his or her successor is elected. There are no arrangements or understandings between any prospective director and any other person pursuant to which he or she was selected as a prospective director.

Each prospective officer will serve until he or she is replaced by the Board of Directors.  There are no arrangements or understandings between any officer of the Company and any other person pursuant to which he or she was selected as a prospective officer.

Director Independence

Nissi has advised the Company that at this time there will not be an “independent director” as such term is defined in Section 4200(a) (15) of the NASDAQ Marketplace Rules.

Committees of the Board of Directors

NISSI has advised the Company that no separate audit, compensation or other committees of the Board of Directors currently is contemplated after the closing.

Family Relationships

There is no family relationship between any of the Directors.

Related Party Transactions

None of the prospective directors has engaged in any transactions with the Company, nor has the Company engaged in any transactions in which any of such individuals has or will have a direct or indirect material interest, other than the interest of Mr. Aspacio in the Purchase Agreement and the transactions contemplated thereby as described in “The Sale.”

COMPENSATION OF DIRECTORS AND OFFICERS

Current Directors And Officers

General

At the present time, we do not pay any compensation to our directors or officers. There is no separate compensation committee of the Board. At the present time, No pension benefits are provided to officer or director of the Company.

Summary Compensation Table

The following table sets forth compensation information for services rendered to us by certain executive officers in all capacities, other than as directors, during the last two fiscal years.  No executive officer’s salary and bonus exceeded $100,000 in any of the applicable years.  The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Executive Compensation

The following table provides summary information for the years ended 2010, 2009, and 2008 and concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of (i) the chief executive officer and (ii) any other employee to receive compensation.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Totals ($)

Don Gilbreath	2008	0	0	0	0	0	0	0
Former Chief Executive Officer,	2009	0	0	0	0	0	0	0
Chief Financial Officer, Director (1)	2010	0	0	0	0	0	0	0

John Dent	2010	0	0	0	0	0	0	0
Chairman, Chief Executive Officer,
Chief Financial Officer

Matt Dent	2010	15,000	0	0	0	0	0	15,000
Director

Chris Edwards	2010	15,000	0	0	0	0	0	15,000
Former Chief Operating Officer (2)

(1)	Don Gilbreath resigned from his respective offices and directorship of the Company, effective January 6, 2010.

(2)	Chris Edwards resigned from his position as Chief Operating Officer on January 3, 2011

We have no “Grants of Plan-Based Awards,” “Outstanding Equity Awards at Fiscal Year-End,” “Option Exercises and Stock Vested,” “Pension Benefits,” “Nonqualified Deferred Compensation” or “Post Employment Payments” to report.

Compensation Discussion and Analysis

As indicated in the Summary Compensation Table, the only compensation paid to an officer is the compensation paid in 2010 to Matt Dent as Director and Chris Edwards, the former COO.  The total management fee paid to Mr. Dent in fiscal 2010 was $15,000.

Employment Agreements

We do not have a written employment agreement with John Dent or Matt Dent, our sole executive officers.

Equity Incentive Plan

No stock options or similar instruments have been granted to any of our officers or directors.

Lack of Compensation Committee

We do not have a separate compensation committee due to the fact that there is currently only one employee of the Company and since no compensation currently is paid to directors of the Company.  The entire Board of Directors participates in the consideration of executive officer and director compensation.

Prospective Directors And Officers

The individuals who are to become directors and/or executive officers of the Company at the Closing will receive no compensation from the Company prior to the Closing and have not received any compensation from NISSI during the past three years.  NISSI has advised the Company that no compensation for directors of the Company is contemplated at this time. NISSI also has advised the Company that Mr. Aspacio will receive 5,000,000 newly issued shares of Series A Preferred Stock and is expected to receive a salary of $240,000 per year for serving as President and CEO of the Company after the Closing, plus any bonus determined by the Board of Directors, and that the Company will provide basic employee benefits package for Mr. Aspacio.

INDEMNIFICATION AND LIMITATION ON LIABILITY OF DIRECTORS

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the  Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonable entitled to indemnity for such expenses.

Article XIII of the Company's Certificate of Incorporation provides:

"No director of the Corporation shall have liability to the Corporation or to its stockholders or to other security holders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provisions shall not eliminate or limit the liability of a director to the Corporation or to its shareholders or other security holders for monetary damages for: (i) any breach of the director's duty of loyalty to the Corporation or to its shareholders or other security holders; (ii) acts or omissions of the director not in good faith or which involve intentional misconduct or a knowing violation of the law by such director; (iii) acts by such director as specified by the Delaware Corporation Law; or (iv) any transaction from which such director derived an improper personal benefit.

No officer or director shall be personally liable for any injury to person or property arising out of a tort committed by an employee of the Corporation unless such officer or director was personally involved in the situation giving rise to the injury or unless such officer or director committed a criminal offense. The protection afforded in the preceding sentence shall not restrict other common law protections and rights that an officer or director May have.

The word "director" shall include at least the following, unless limited by Delaware law: an individual who is or was a director of the Corporation and an individual who, while a director of a Corporation is or was serving at the Corporation's request as a director, officer, partner, trustee, employee or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise or employee benefit plan. A director shall be considered to be serving under an employee benefit plan at the Corporation's request if his duties to the Corporation also impose duties on or otherwise involve services by him to the plan or to participants in or beneficiaries of the plan. To the extent allowed by Delaware law, the word "director" shall also include the heirs and personal representatives of all directors.

This Corporation shall be empowered to indemnify its officers and directors to the fullest extent provided by law, including but not limited to the provisions set forth in the Delaware Corporation Law, or any successor provision."

Insofar as indemnification for liabilities arising under the Securities Act of 1933 May be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

CODE OF ETHICS

The Company does not have a written code of ethics applicable to its executive officers.  The Board of Directors has not adopted a written code of ethics since the Company has only two officers who are both directors of the Company and due to the small size and limited funds of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or proposed director of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

There are no known failures to file reports required by Section 16(a) of the Exchange Act.

SECURITY HOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

We do not have any separate process for communicating with the Board of Directors.  The current Board of Directors believes it has been appropriate not to have such a process in light of the limited activities and resources of the Company and the lack of communications from security holders in the past.  Communications to the Board of Directors may be directed to the Company at the address as set forth in this Information Statement, or as provided in future filings of the Company after the closing of the Sale.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov .

By Order of the Board of Directors

/s/ John Dent
John Dent
Chairman and CEO
June 23, 2011